

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

John Bencich
Chief Executive Officer
Achieve Life Sciences, Inc.
1040 West Georgia, Suite 1030,
Vancouver, British Columbia, V6E 4H1

   Re: Achieve Life Sciences, Inc.
     Registration Statement on Form S-1
     Filed November 13, 2020
     File No. 333-250074

Dear Mr. Bencich:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tim Buchmiller at (202) 551-3635 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Amanda Rose, Esq.